Exhibit 99.1

Nine months 2018 trading update

Operational improvements and significant progress with portfolio repositioning strategy underpinning performance

Jersey, 13 November 2018, Atrium European Real Estate Limited (VSE/Euronext: ATRS), (the “Company” and together with its subsidiaries, the “Atrium Group” or the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central Europe, provides an update on trading for the nine months ended 30 September 2018.

9M 2018 Key highlights

●	1.7% increase in like-for-like NRI excluding Russia, 0.9% for the Group

●	Strong operating margin and occupancy rate of 97.4% and 96.6%, respectively

●	EBITDA margin increased by 3pp to 88% driven by the cost savings programme

●	13 assets sold since December 2017 for a total of €176m, at 9% above book value

●	Wars Sawa Junior, a prime high-footfall retail asset in Warsaw acquired in October for €301.5m

●	3 redevelopment projects opened in Q4 2018 in Warsaw

●	Increased liquidity by extension of the revolving credit facility to €300m until 2023

●	Issuance of €300m unsecured 7 year Eurobond at 3% (Repurchased €242m 2020/2022 Notes)

●	0.9% rise in EPRA like-for-like net rental income (NRI) and a 1.7% increase excluding Russia.

●	Exiting the Hungarian and Romanian markets, disposing of non-core assets in the Czech Republic and Slovakia combined with the temporary impact on rental income from the redevelopments resulted in a drop in NRI. Although partially compensated by the positive momentum in like-for-like assets, the total NRI was 6.1% lower at €135.0m.

●	EBITDA margin increased by 3pp to 88% (2017: 85%) mainly due to the cost savings programme which has delivered a 23% reduction (or €4.8m) in administrative costs compared to 2017 and approx. €10m savings compared to 2016. EBITDA dropped by 3.1% driven by the lower NRI.

●	The ongoing strategy to focus the Group’s portfolio towards prime shopping centres in Poland and the Czech Republic continued with the operational exit from Romania and Hungary and the disposal of other small assets for a total of €176m.

●	In September, the Group issued a €300m unsecured seven-year Eurobond maturing in 2025, carrying a fixed 3.0% coupon and repurchased €242m of the outstanding 2020 and 2022 notes.

●	This followed the signing in May of a €75m increase to €300m and three year extension to 2023 of the Group’s revolving credit facility.

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●	The Group completed the €301.5m acquisition of Wars Sawa Junior, a prime retail asset in the center of Warsaw in October this year, which increases the proportion Group’s portfolio in Poland and the Czech Republic to 84%. The acquisition was funded using a mixture of external financing and existing cash resources, following which the Group’s net LTV increased to 37.1% from 31.3%.

●	Fourth quarterly dividend of 6.75 €cents per share due to be paid as a capital repayment on 28 December 2018.

●	The Board decided to maintain the Group’s annual dividend, payable as a capital repayment, at €cents 27 per share for 2019, demonstrating its continued confidence in the Group’s strategy. The dividend will continue to be reviewed quarterly.

KEY FINANCIAL FIGURES FOR THE PERIOD

	9M 2018 €m	9M 2017 €m	CHANGE %
EPRA Like-for-Like net rental income	89.7	88.9	0.9%
EPRA Like-for-Like net rental income excl. Russia	59.4	58.4	1.7%
Net rental income	135.0	143.8	(6.1%)
Operating margin	97.4	96.6	0.8%
Occupancy rate (%)	96.9	95.4	1.5%
EBITDA	118.3	122.1	(3.1%)
Company adjusted EPRA earnings	84.4	92.7	(8.9%)
Company adj. EPRA earnings per share	22.4	24.6	(8.9%)
Net LTV (%)	31.3	30.7	0.6%
EPRA NAV per share *	5.05	5.29	(4.5%)

* Including €cents 14 special dividend paid in Mar.18 and €cents 20.25 regular dividend paid YTD

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Liad Barzilai, Chief Executive Officer of Atrium Group, commented:

“We have continued to grow like-for-like rental income during the year to date, while maintaining high levels of activity and productivity in terms of improving our portfolio quality. This has been achieved through a combination of divesting non-core assets, progressing with the extension and improvement projects at our flagship Warsaw assets and by adding a prime, well established, high footfall retail asset to our portfolio, through the acquisition of the War Sawa Junior centre in Warsaw. While the asset sales undertaken decreased the total rental income for the first three quarters, this significant acquisition and the various openings within our redevelopment programme will partially offset that income with higher quality revenues going forward and will additionally provide us with a portfolio of dominant retail assets that is well placed to deliver longer term income and capital growth.

“The prospects for our core markets of Poland and the Czech Republic remain strong, offering a combination of forecast GDP growth with falling unemployment and increasing retail sales. This positive macro outlook together with the solid portfolio progress we continue to make underpins my confidence in the Company’s future prospects.”

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Further information can be found on the Company’s website www.aere.com or for Analysts:

Molly Katz: mkatz@aere.com

Press & Shareholders:

FTI Consulting Inc.: +44 (0)20 3727 1000

Richard Sunderland:  atrium@fticonsulting.com

About Atrium European Real Estate

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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